EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS FINAL 2015 FOURTH QUARTER AND FULL YEAR RESULTS; CONFIRMS 2016 GUIDANCE

Strong Fourth Quarter Performance Contributes to Net Sales Growth and Record Gross Margin Expansion for the Quarter and Full Year

Despite Unprecedented Market Competition, Kona Brewing Delivered Significant Growth, Increasing Depletions by 27% and Shipments by 30% in the Fourth Quarter

Portland, Ore. (March 2, 2016) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today announced final financial results for the fourth quarter and full year ended December 31, 2015, in line with preliminary results released February 4, 2016. CBA also reconfirmed previously reported guidance for 2016, which reflects continued topline growth and gross margin expansion.

Select financial results for the fourth quarter 2015:

•	Net sales increased by $1.8 million, or 4%, in the fourth quarter, while beer shipments were flat, reflecting higher net revenue per barrel, primarily due to favorable pricing and package mix.

•
While overall depletions declined 1% from the fourth quarter of 2014, Kona Brewing, as the cornerstone of our portfolio, increased depletions by 27% in the fourth quarter and continued to outpace the growth of the overall craft market. Another key contributor to growth in the fourth quarter was our International business.

•
Gross profit increased by 13%, to $15.5 million, and gross margin increased by 260 basis points to 31.4% in the fourth quarter, reflecting improved pricing, lower material costs and continued progress advancing our brewery optimization strategy, partially offset by the effect of changes in product mix, compared to the same period last year.

•
Selling, general and administrative expense (“SG&A”) for the fourth quarter was $13.2 million, a 9% increase over the fourth quarter of 2014, primarily due to planned increases in sales and marketing spending, as well as increases in employee-related costs.

•	Diluted net income per share increased to $0.07 for the fourth quarter, compared to $0.04 for the fourth quarter of 2014.

Select financial results for the full year 2015:

•
Net sales increased 2% over the prior year, which reflects net pricing increases, a favorable shift in package mix, and increased sales at our pubs. Shipments declined 1% in 2015 from 2014, despite significant increases in Kona’s shipments, which grew by 17% for the full year, as well as increases in our International shipments.

•
Across CBA’s portfolio, depletions were flat for the year, compared to growth of 7% in 2014, which reflects declines for Redhook Brewery, Resignation Brewery, and Widmer Brothers, offset by growth in our International business, Kona Brewing, Omission Beer, and Square Mile Cider.

•
Gross margin expanded by 110 basis points to 30.5% in 2015, compared to 29.4% in 2014, resulting in a gross profit increase of $3.5 million, or 6%, underscoring our continued progress in improving our core business health.

Craft Brew Reports Final Fourth Quarter and 2015 Results; Confirms 2016 Financial Guidance

•
SG&A increased $4.9 million to $57.9 million, which is 28% of net sales, or an increase of 190 basis points over 2014, due to planned increases in sales and marketing spending, as well as increases in employee-related costs.

•	Diluted net income per share declined to $0.12 compared to $0.16 in 2014.

•	Capital expenditures were approximately $15.7 million, compared to $15.8 million in 2014, and primarily represent capacity and efficiency improvements, quality initiatives, and pubs enhancements.

“I am proud of the results we delivered in 2015. Amidst a market that caught many off guard due to the unprecedented pace and scale of change, our diligence and focus enabled us to make steady forward progress and significantly improve the core health of our business for a second consecutive year,” said Andy Thomas, chief executive officer, CBA. “Looking ahead, we are eager to take what we learned in 2015 and use that enlightened focus to continue fine-tuning our strategy for long-term success. While the current challenges facing our industry show no signs of slowing down, we are more confident than ever in our unique strengths that combine a growing portfolio of heritage and leading local brands, national scale in brewing, supply chain and distribution, and an exceptional team of beer industry veterans and experts.”

Anticipated financial highlights for 2016:

•
Shipment growth between 1% and 2%, which reflects a planned decrease in shipments during the first quarter due to a temporary closure of our largest-volume brewery in Portland as we complete several key expansion initiatives.

•	Average price increase of 1% to 2%.

•
Gross margin rate of 31.0% to 32.5%. [Note: Gross margin on our owned business, which includes beer related and pubs, is expected to be higher on a rate basis despite the negative influence of contract brewing and alternating proprietorship volume.] Through steady progress to optimize our brewing locations and improve capacity utilization and efficiency, we continue to be confident in our gross margin expansion target of 35% in 2017.

•	SG&A ranging from $58 million to $59 million as we leverage investments made in prior years and better align with our topline results, offset by rising costs, particularly employee-related expenses.

•
Capital expenditures of approximately $19 million to $23 million in 2016 as we continue to make investments in capacity and efficiency improvements; quality, safety and sustainability initiatives; and restaurant and retail.

“CBA delivered a strong end to the year, which underscores our teams’ tremendous focus and resolve despite increasing competition and change,” said Joe Vanderstelt, chief financial officer, CBA. “With 2016 being my first full year on board, I am excited to see us continue strengthening our foundation for long-term growth.”

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including shipments and sales growth, price increases, and gross margin rate improvement, the level and effect of SG&A expense and business development, anticipated capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2015. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance
CBA is a leading craft brewing company, which brews, brands and markets some of the world’s most respected and best-loved American craft beers.

We are home to three of the earliest pioneers in craft beer: Redhook Ale Brewery, Washington’s largest craft brewery founded in 1981; Widmer Brothers Brewing, Oregon’s largest craft brewery founded in 1984; and Kona Brewing Company, Hawaii’s oldest and largest craft brewery founded in 1994. As part of Craft Brew Alliance, these craft brewing legends have expanded their reach across the U.S. and approximately 30 international markets.

Craft Brew Reports Final Fourth Quarter and 2015 Results; Confirms 2016 Financial Guidance

In addition to growing and nurturing distinctive brands rooted in local heritage, Craft Brew Alliance is committed to developing innovative new category leaders, such as Omission Beer, which is the #1 beer in the gluten-free beer segment, and Square Mile Cider, a tribute to the early American settlers who purchased the first plots of land in the Pacific Northwest.

Publicly traded on NASDAQ under the ticker symbol BREW, Craft Brew Alliance is headquartered in Portland, OR and operates five breweries and five pub restaurants across the U.S. For more information about CBA and its brands, please visit www.craftbrew.com.

Media Contact: Jenny McLean Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com	Investor Contact: Edwin Smith Craft Brew Alliance, Inc. (503) 972-7884 ed.smith@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
Sales	$52,864	$50,993	$218,581	$214,609
Less excise taxes	3,625	3,556	14,413	14,587
Net sales	49,239	47,437	204,168	200,022
Cost of sales	33,754	33,786	141,972	141,312
Gross profit	15,485	13,651	62,196	58,710
As percentage of net sales	31.4%	28.8%	30.5%	29.4%
Selling, general and administrative expenses	13,219	12,176	57,932	53,000
Operating income	2,266	1,475	4,264	5,710
Interest expense	(153)	(114)	(572)	(431)
Other income (expense), net	6	(129)	26	(180)
Income before income taxes	2,119	1,232	3,718	5,099
Income tax expense	860	514	1,500	2,022
Net income	$1,259	$718	$2,218	$3,077
Income per share:
Basic and diluted net income per share	$0.07	$0.04	$0.12	$0.16
Weighted average shares outstanding:
Basic	19,174	19,093	19,152	19,038
Diluted	19,186	19,167	19,175	19,126
Total shipments (in barrels):
Core Brands	189,100	188,100	787,600	790,500
Contract Brewing	8,700	9,700	36,800	39,700
Total shipments	197,800	197,800	824,400	830,200
Change in depletions (1)	(1)%	2%	0%	7%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31,
	2015	2014
Current assets:
Cash and cash equivalents	$911	$981
Accounts receivable, net	18,926	11,741
Inventory, net	18,300	18,971
Deferred income tax asset, net	1,905	1,670
Other current assets	2,439	4,413
Total current assets	42,481	37,776
Property, equipment and leasehold improvements, net	116,867	110,350
Goodwill	12,917	12,917
Intangible and other assets, net	18,069	17,558
Total assets	$190,334	$178,601
Current liabilities:
Accounts payable	$17,100	$12,987
Accrued salaries, wages and payroll taxes	5,468	5,114
Refundable deposits	6,559	8,152
Other accrued expenses	2,009	2,316
Current portion of long-term debt and capital lease obligations	507	1,157
Total current liabilities	31,643	29,726
Long-term debt and capital lease obligations, net of current portion	18,991	13,720
Other long-term liabilities	20,962	19,738
Total common shareholders' equity	118,738	115,417
Total liabilities and common shareholders' equity	$190,334	$178,601

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Twelve Months Ended December 31,
	2015	2014
Cash flows from operating activities:
Net income	$2,218	$3,077
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,722	8,648
Loss on sale or disposal of Property, equipment and leasehold improvements	343	213
Deferred income taxes	876	709
Other, including stock-based compensation and excess tax benefit from employee stock plans	830	200
Changes in operating assets and liabilities:
Accounts receivable, net	(7,185)	(371)
Inventories	1,295	(2,185)
Other current assets	1,973	(1,011)
Accounts payable and other accrued expenses	3,151	(825)
Accrued salaries, wages and payroll taxes	354	498
Refundable deposits	(2,015)	958
Net cash provided by operating activities	11,562	9,911
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(15,653)	(15,783)
Proceeds from sale of Property, equipment and leasehold improvements	412	254
Expenditures for long-term deposits	(933)	—
Net cash used in investing activities	(16,174)	(15,529)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(1,094)	(604)
Proceeds from capital lease financing	—	841
Net borrowings under revolving line of credit	5,737	3,000
Proceeds from issuances of common stock	93	488
Debt issuance costs	(87)	—
Tax payments related to stock-based awards	(151)	(150)
Excess tax benefit from employee stock plans	44	298
Net cash provided by financing activities	4,542	3,873
Decrease in Cash and cash equivalents	(70)	(1,745)
Cash and cash equivalents, beginning of period	981	2,726
Cash and cash equivalents, end of period	$911	$981

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income
(In thousands)
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
Net income	$1,259	$718	$2,218	$3,077
Interest expense	153	114	572	431
Income tax expense	860	514	1,500	2,022
Depreciation expense	2,460	2,156	9,500	8,407
Amortization expense	41	60	222	241
Stock-based compensation	278	135	1,176	940
Loss on disposal of assets	25	138	343	213
Adjusted EBITDA	$5,076	$3,835	$15,531	$15,331

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management. The Company defines Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment. The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income.